FOR IMMEDIATE RELEASE

Wednesday, May 3, 2006

(No.2006-05-06)

CARMANAH ANNOUNCES RELEASE DATE FOR Q1 2006 FINANCIAL

RESULTS AS WELL AS CONFERENCE CALL

Victoria, British Columbia, Canada – Wednesday, May 3, 2006 - Carmanah Technologies Corporation (TSX: CMH) expects to release its financial results for March 31, 2006 Q1 on Thursday, May 4, 2006 at 4:00 PM EDT (1:00 PM PDT).

Subsequently, a conference call will be held on Thursday, May 4, 2006 at 4:45 PM EDT (1:45 PM PDT) to discuss the Q1 2006 results.  To participate on the conference call, in North America please call toll-free 1-877-583-3852 approximately five to ten minutes prior to the start time.  For international participants, please dial +1-780-669-4299.  When prompted for the conference ID, please enter 8837252.  This conference call will also be recorded and subsequently accessible on Carmanah's website.

Carmanah’s Annual General Meeting and Following Tour of New Production Facility

Carmanah will hold its 2006 Annual General Meeting on Thursday, May 25, 2006 at 10:00 AM PDT at the Delta Victoria Ocean Pointe Resort, 45 Songhees Road, Victoria, BC, Canada.  Should you wish to attend, please RSVP by e-mail at agm@carmanah.com.  We would also be pleased to answer any inquiries regarding flights or hotels.

This year we are also providing tours of Carmanah's new production facility on Enterprise Crescent following the Annual General Meeting at approximately 12:30 PM PDT.  If you wish to participate in a tour, please confirm at tours@carmanah.com.

Upcoming Speaking Engagements

Carmanah's President & CEO, Art Aylesworth, will be presenting at the Sprott Securities Mid-Cap Growth Conference in Toronto, ON, on May 11, 2006, at 10:30 AM EDT.

Mr. Aylesworth, will also be presenting at the Jefferies Alternative Energy & Cleantech Conference in New York, NY, on May 16, 2006.  Mr. Aylesworth's presentation will be broadcast live via webcast at approximately 2:40 PM EDT (11:40 PM PDT).  Instructions for accessing this webcast will be available on Carmanah's web site (www.carmanah.com) on the day of the presentation.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com